[Janus Letterhead]

March 7, 2017

VIA EDGAR

Asen Parachkevov

Lauren Hamilton

Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Janus Investment Fund – Pre-Effective Amendment #1 to Registration Statement on Form N-14

Ladies and Gentlemen:

Thank you for your telephonic comments with respect to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) filed by Janus Investment Fund (the “Trust” or the “Registrant”) related to the reorganization of Henderson International Opportunities Fund, Henderson Global Equity Income Fund, Henderson European Focus Fund, Henderson Strategic Income Fund, Henderson All Asset Fund, Henderson International Long/Short Equity Fund, Henderson Dividend & Income Fund and Henderson U.S. Growth Opportunities Fund, each a series of Henderson Global Funds (the “Henderson Trust”), with and into Janus Henderson International Opportunities Fund, Janus Henderson Global Equity Income Fund, Janus Henderson European Focus Fund, Janus Henderson Strategic Income Fund, Janus Henderson All Asset Fund, Janus Henderson International Long/Short Equity Fund, Janus Henderson Dividend & Income Fund and Janus Henderson U.S. Growth Opportunities Fund, respectively, each a newly created series of the Trust (File No. 333-215395), as filed with the Securities and Exchange Commission (“SEC”) on February 21, 2017.

On behalf of the Trust, we have summarized your comments to the best of our understanding and provided our responses to your comments below. Changes will be reflected in the definitive Proxy Statement/Prospectus, to be filed pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

1.	Staff Comment: Please confirm that when an Acquiring Fund writes credit default swaps (“CDS”) or options, it will maintain asset coverage equal to the full notional value of such CDS or option.

Response: Registrant hereby confirms that effective upon the closing of a Merger, when the Acquiring Fund writes CDS or options, the Acquiring Fund will “cover” such positions or identify on its books liquid assets or cash in an amount equal to the full notional value of such swaps or options, as the case may be, while the positions are open, subject to future regulatory developments that would permit a different approach.

2.	Staff Comment: Revise disclosure to reflect that under the governing documents of the Henderson Trust the meeting may be adjourned by the chairperson of the special meeting, without a vote of proxy holders, in the event that the necessary quorum is present but the vote required to approve a proposal is not obtained without a vote of proxy holders.

Response: Disclosure has been revised to clarify that “In the event that the necessary quorum to transact business or the vote required to approve the Plan is not obtained at the Meeting, an authorized officer or trustee of the Henderson Trust serving as chairperson of the Meeting may postpone or adjourn the Meeting to permit further solicitation of proxies if the officers of the Henderson Trust determine that additional solicitation is warranted and in the interests of the Target Fund.”

4.	Staff Comment: Provide further disclosure to clarify the process for direct shareholders of a Target Fund receiving Class D Shares of the Acquiring Fund.

Response: The Trust has revised disclosure throughout the Registration Statement regarding the exchange of shares received by direct shareholders of a Target Fund for Class D Shares of the Acquiring Fund. Among other changes, the Trust has added the following disclosure to the Synopsis:

Q. What class of shares will be received by direct shareholders of each Target Fund?

A. Certain shareholders of each class of shares of each Target Fund may hold shares directly with the fund and not through an intermediary. However, only Class D Shares of each Acquiring Fund are available to shareholders who hold shares directly and not through an intermediary. In order to facilitate continued investment in the Acquiring Fund by direct shareholders of the Target Fund and provide such shareholders with a class of shares having shareholder policies designed for direct shareholders, as soon as practicable after the closing of the Merger the shares of the Acquiring Fund received by direct shareholders of any class of the Target Fund in the Merger will be automatically exchanged for Class D Shares of the Acquiring Fund having an aggregate net asset value equal to the shares so exchanged. As a result of the Merger and this automatic exchange, direct shareholders of a Target Fund will become holders of Class D Shares of the corresponding Acquiring Fund. See “The Merger—Direct Shareholders.”

In addition, the Trust has added the following disclosure to the body of the Prospectus/Proxy Statement under the heading “The Merger”:

Direct Shareholders

Certain shareholders of each class of shares of each Target Fund may hold shares directly with the Fund and not through an intermediary. However, only Class D Shares of each Acquiring Fund are available to shareholders who hold shares directly and not through an intermediary. In order to facilitate continued investment in the Acquiring Fund by direct shareholders of the Target Fund and provide such shareholders with a class of shares having shareholder policies designed for direct shareholders, the Plan provides that Acquiring Fund shares of any class received by direct shareholders of the Target Fund will be automatically exchanged for Class D Shares of the Acquiring Fund, the share class that the Acquiring Fund currently offers for direct investors. In the Merger, shareholders of the Target Fund will receive shares of the same or a substantially identical class of shares of the Acquiring Fund. However, the Plan provides that as soon as practicable after the closing of the Merger such shares of the Acquiring Fund received by direct shareholders of the Target Fund will be automatically exchanged for Class D Shares of the Acquiring Fund having an aggregate net asset value equal to the shares so exchanged. As a result of the Merger and this automatic exchange, direct shareholders of the Target Fund will become holders of Class D Shares of the Acquiring Fund. Such shareholders will not recognize any gain or loss on the exchange, and will take an aggregate tax basis in the Class D Shares that equals, and a holding period that includes, their aggregate tax basis and holding period, as applicable, in the shares exchanged therefor.

5.	Staff Comment: Revise the Capitalization Tables to present data as of a date within 30 days of the filing.

Response: The Capitalization Tables have been revised as of March 1, 2017. The revised Capitalization Tables are included as Appendix A to this response letter.

6.	Staff Comment: Include a footnote to the Capitalization Tables disclosing timing of seed capital contributions.

Response: The requested footnote has been included in the revised Capitalization Tables, included as Appendix A to this response letter.

7.	Staff Comment: In the Expense Examples for International Opportunities Fund, revise the heading for Class I Shares under the “If shares are not redeemed” example to include “Class IF Shares” similar to the heading under the “If shares are redeemed” example.

Response: The heading for Class I Shares under “If shares are not redeemed” in the Expense Examples have been revised as requested.

8.	Staff Comment: In the Expense Examples for International Opportunities Fund, under the “If shares are not redeemed” example, revise the pro forma expenses for the Acquiring Fund’s Class R Shares.

Response: The Expense Examples have been revised as requested. The revised Expense Example for International Opportunities Fund for Class R Shares under the heading “If share are not redeemed” is as follows:

Class R Shares*
Henderson International Opportunities Fund (Target Fund)	$171	$530	$913	$1,987
Janus Henderson International Opportunities Fund (Acquiring Fund) (pro forma assuming consummation of the Merger)	$177	$548	$944	$2,052

The Trust also confirms that to the extent that disclosure revisions to be made in response to the Staff’s comments to Post-Effective Amendment No. 242 to the Trust’s Registration Statement on Form N-1A (File Nos. 002-34393 and 811-01879), as filed with the SEC on February 16, 2017, and Post-Effective Amendment No. 244 to the Trust’s Registration Statement on Form N-1A (File Nos. 002-34393 and 811-01879), as filed with the SEC on February 23, 2017, are applicable to the Registration Statement, such revisions will be reflected in the definitive Proxy Statement/Prospectus, to be filed pursuant to Rule 497 under the Securities Act of 1933.

*         *         *

Please call me at 303-394-6459 with any questions or comments.

Respectfully,

/s/ Kathryn L. Santoro

Kathryn L. Santoro

Vice President, Assistant General Counsel

cc:	Michelle Rosenberg, Janus Capital Management, LLC

Bruce Rosenblum, Vedder Price P.C.

Kevin Hardy, Skadden, Arps, Slate, Meagher & Flom LLP

Michael Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP

Kenneth Burdon, Skadden, Arps, Slate, Meagher & Flom LLP

Appendix A

Capitalization

The following table shows, on an unaudited basis, the capitalization as of March 1, 2017 for each Target Fund, as well as each Acquiring Fund on a pro forma basis after giving effect to the Mergers, assuming each Merger was completed as of the first day of the fiscal year ended March 1, 2017. This table is for informational purposes only. If the Mergers are consummated, the capitalization is likely to be different on the Closing Date as a result of daily share purchase and redemption activity in the Funds and changes to net asset values of the Funds between March 1, 2017 and the closing date of the Mergers.

	Henderson International Opportunities Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson International Opportunities Fund (Acquiring Fund) (pro forma after Merger)
Net Assets
Class A Shares	$636,683,587	($382,519)	$636,301,068
Class C Shares	$446,407,641	($900,818)	$445,506,823
Class D Shares	N/A	$2,922,185	$2,922,185
Class I Shares	$2,791,176,718	$489,165,192	$3,280,341,910
Class N/R6 Shares(1)	$1,236,882	($360,983)	$875,899
Class R Shares	$21,977,015	$-	$21,977,015
Class IF Shares	$490,443,057	($490,443,057)	-
Class S Shares	N/A	$50,000(2)	$50,000(2)
Class T Shares	N/A	$50,000(2)	$50,000(2)
Net Asset Value Per Shares
Class A Shares	$26.28	-	$26.28
Class C Shares	$24.58	-	$24.58
Class D Shares	N/A	-	$26.28
Class I Shares	$26.21	-	$26.21
Class N/R6 Shares(1)	$26.21	-	$26.21
Class R Shares	$25.72	-	$25.72
Class IF Shares	$26.32	-	N/A
Class S Shares	N/A	-	$26.28
Class T Shares	N/A	-	$26.28
Shares Outstanding
Class A Shares	24,228,810	(14,556)	24,214,254
Class C Shares	18,163,310	(36,648)	18,126,662
Class D Shares	N/A	111,194	111,194
Class I Shares	106,473,067	18,663,304	125,136,371
Class N/R6 Shares(1)	47,195	(13,773)	33,422
Class R Shares	854,421	-	854,421
Class IF Shares	18,630,874	(18,630,874)	-
Class S Shares	N/A	1,903(2)	1,903(2)
Class T Shares	N/A	1,903(2)	1,903(2)

	Henderson Global Equity Income Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson Global Equity Income Fund (Acquiring Fund) (pro forma after Merger)
Net Assets
Class A Shares	$804,917,268	$(531,604)	$804,385,664
Class C Shares	$1,000,435,348	$(506,175)	$999,929,173
Class D Shares	N/A	$1,584,522	$1,584,522
Class I Shares	$2,406,634,396	$(148,892)	$2,406,485,504
Class N/R6 Shares(1)	$2,870,545	$(397,851)	$2,472,694
Class R Shares	N/A	$50,000(2)	$50,000(2)
Class S Shares	N/A	$50,000(2)	$50,000(2)
Class T Shares	N/A	$50,000(2)	$50,000(2)
Net Asset Value Per Shares
Class A Shares	$7.37	-	$7.37
Class C Shares	$7.31	-	$7.31
Class D Shares	N/A	-	$7.37
Class I Shares	$7.39	-	$7.39
Class N/R6 Shares(1)	$7.39	-	$7.39
Class R Shares	N/A	-	$7.37
Class S Shares	N/A	-	$7.37
Class T Shares	N/A	-	$7.37
Shares Outstanding
Class A Shares	109,225,789	(72,131)	109,153,658
Class C Shares	136,765,987	(69,244)	136,696,743
Class D Shares	N/A	214,996	214,996
Class I Shares	325,847,228	(20,148)	325,827,080
Class N/R6 Shares(1)	388,661	(53,836)	334,825
Class R Shares	N/A	6,784(2)	6,784(2)
Class S Shares	N/A	6,784(2)	6,784(2)
Class T Shares	N/A	6,784(2)	6,784(2)
	Henderson European Focus Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson European Focus Fund (Acquiring Fund) (pro forma after Merger)
Net Assets
Class A Shares	$338,530,179	$(766,074)	$337,764,105
Class C Shares	$201,750,916	$(590,839)	$201,160,077
Class D Shares	N/A	$2,556,716	$2,556,716
Class I Shares	$1,250,849,886	$(74,639)	$1,250,775,247
Class N/R6 Shares(1)	$1,130,372	$(1,125,007)	$5,365
Class R Shares	N/A	$50,000(2)	$50,000(2)
Class S Shares	N/A	$50,000(2)	$50,000(2)
Class T Shares	N/A	$50,000(2)	$50,000(2)
Net Asset Value Per Shares
Class A Shares	$31.14	-	$31.14

	Henderson European Focus Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson European Focus Fund (Acquiring Fund) (pro forma after Merger)
Class C Shares	$29.19	-	$29.19
Class D Shares	N/A	-	$31.14
Class I Shares	$31.02	-	$31.02
Class N/R6 Shares(1)	$31.01	-	$31.01
Class R Shares	N/A	-	$31.14
Class S Shares	N/A	-	$31.14
Class T Shares	N/A	-	$31.14
Shares Outstanding
Class A Shares	10,872,436	(24,601)	10,847,835
Class C Shares	6,911,538	(20,241)	6,891,297
Class D Shares	N/A	82,104	82,104
Class I Shares	40,323,221	(2,406)	40,320,815
Class N/R6 Shares(1)	36,457	(36,284)	173
Class R Shares	N/A	1,606(2)	1,606(2)
Class S Shares	N/A	1,606(2)	1,606(2)
Class T Shares	N/A	1,606(2)	1,606(2)
	Henderson Strategic Income Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson Strategic Income Fund (Acquiring Fund) (pro forma after Merger)
Net Assets
Class A Shares	$61,069,376	$(7,994)	$61,061,382
Class C Shares	$44,095,248	-	$44,095,248
Class D Shares	N/A	$104,552	$104,552
Class I Shares	$325,085,682	-	$325,085,682
Class N/R6 Shares(1)	$1,409,093	$(96,558)	$1,312,535
Class R Shares	N/A	$50,000(2)	$50,000(2)
Class S Shares	N/A	$50,000(2)	$50,000(2)
Class T Shares	N/A	$50,000(2)	$50,000(2)
Net Asset Value Per Shares
Class A Shares	$9.38	-	$9.38
Class C Shares	$9.33	-	$9.33
Class D Shares	N/A	-	$9.38
Class I Shares	$9.35	-	$9.35
Class N/R6 Shares(1)	$9.35	-	$9.35
Class R Shares	N/A	-	$9.38
Class S Shares	N/A	-	$9.38
Class T Shares	N/A	-	$9.38
Shares Outstanding
Class A Shares	6,513,667	(852)	6,512,815
Class C Shares	4,727,858	-	4,727,858
Class D Shares	N/A	11,146	11,146
Class I Shares	34,775,175	-	34,775,175

	Henderson Strategic Income Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson Strategic Income Fund (Acquiring Fund) (pro forma after Merger)
Class N/R6 Shares(1)	150,657	(10,327)	140,330
Class R Shares	N/A	5,330(2)	5,330(2)
Class S Shares	N/A	5,330(2)	5,330(2)
Class T Shares	N/A	5,330(2)	5,330(2)
	Henderson All Asset Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson All Asset Fund (Acquiring Fund) (pro forma after Merger)
Net Assets
Class A Shares	$3,889,039	$(5,005)	$3,884,034
Class C Shares	$8,353,482	$(14,408)	$8,339,074
Class D Shares	N/A	$28,550	$28,550
Class I Shares	$7,880,454	-	$7,880,454
Class N/R6 Shares(1)	$29,963,659	$(9,137)	$29,954,522
Class R Shares	N/A	$50,000(2)	$50,000(2)
Class S Shares	N/A	$50,000(2)	$50,000(2)
Class T Shares	N/A	$50,000(2)	$50,000(2)
Net Asset Value Per Shares
Class A Shares	$10.42	-	$10.42
Class C Shares	$10.22	-	$10.22
Class D Shares	N/A	-	$10.42
Class I Shares	$10.39	-	$10.39
Class N/R6 Shares(1)	$10.36	-	$10.36
Class R Shares	N/A	-	$10.42
Class S Shares	N/A	-	$10.42
Class T Shares	N/A	-	$10.42
Shares Outstanding
Class A Shares	373,173	(480)	372,693
Class C Shares	817,469	(1,410)	816,059
Class D Shares	N/A	2,740	2,740
Class I Shares	758,604	-	758,604
Class N/R6 Shares(1)	2,890,914	(882)	2,890,032
Class R Shares	N/A	4,798(2)	4,798(2)
Class S Shares	N/A	4,798(2)	4,798(2)
Class T Shares	N/A	4,798(2)	4,798(2)

	Henderson International Long/Short Equity Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson International Long/Short Equity Fund (Acquiring Fund) (pro forma after Merger)
Net Assets
Class A Shares	$1,086,378	-	$1,086,378
Class C Shares	$230,983	$(93,985)	$136,998
Class D Shares	N/A	$4,784,199	$4,784,199
Class I Shares	$8,822,189	-	$8,822,189
Class N/R6 Shares(1)	$4,690,214	$(4,640,214)	$50,000(2)
Class R Shares	N/A	$50,000(2)	$50,000(2)
Class S Shares	N/A	$50,000(2)	$50,000(2)
Class T Shares	N/A	$50,000(2)	$50,000(2)
Net Asset Value Per Shares
Class A Shares	$9.66	-	$9.66
Class C Shares	$9.40	-	$9.40
Class D Shares	N/A	-	$9.66
Class I Shares	$9.51	-	$9.51
Class N/R6 Shares(1)	$9.50	-	$9.50
Class R Shares	N/A	-	$9.66
Class S Shares	N/A	-	$9.66
Class T Shares	N/A	-	$9.66
Shares Outstanding
Class A Shares	112,491	-	112,491
Class C Shares	24,582	(10,000)	14,582
Class D Shares	N/A	495,260	495,260
Class I Shares	927,388	-	927,388
Class N/R6 Shares(1)	493,487	(488,224)	5,263
Class R Shares	N/A	5,176(2)	5,176(2)
Class S Shares	N/A	5,176(2)	5,176(2)
Class T Shares	N/A	5,176(2)	5,176(2)
	Henderson US Growth Opportunities Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson US Growth Opportunities Fund (Acquiring Fund) (pro forma after Merger)
Net Assets
Class A Shares	$2,354,941	$(27,002)	$2,327,939
Class C Shares	$205,973	$-	$205,973
Class D Shares	N/A	$6,050,010	$6,050,010
Class I Shares	$177,339	$-	$177,339
Class N/R6 Shares(1)	$6,023,008	$(5,973,008)	$50,000(2)
Class R Shares	N/A	$50,000(2)	$50,000(2)
Class S Shares	N/A	$50,000(2)	$50,000(2)

	Henderson US Growth Opportunities Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson US Growth Opportunities Fund (Acquiring Fund) (pro forma after Merger)
Class T Shares	N/A	$50,000(2)	$50,000(2)
Net Asset Value Per Shares
Class A Shares	$11.80	-	$11.80
Class C Shares	$11.61	-	$11.61
Class D Shares	N/A	-	$11.80
Class I Shares	$11.87	-	$11.87
Class N/R6 Shares(1)	$11.87	-	$11.87
Class R Shares	N/A	-	$11.80
Class S Shares	N/A	-	$11.80
Class T Shares	N/A	-	$11.80
Shares Outstanding
Class A Shares	199,513	(2,288)	197,225
Class C Shares	17,741	-	17,741
Class D Shares	N/A	512,713	512,713
Class I Shares	14,940	-	14,940
Class N/R6 Shares(1)	507,383	(503,171)	4,212(2)
Class R Shares	N/A	4,237(2)	4,237(2)
Class S Shares	N/A	4,237(2)	4,237(2)
Class T Shares	N/A	4,237(2)	4,237(2)
	Henderson Dividend & Income Builder Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson Dividend & Income Builder Fund (Acquiring Fund) (pro forma after Merger)
Net Assets
Class A Shares	$26,633,867	$(7,754)	$26,626,113
Class C Shares	$34,182,169	$(5,168)	$34,177,001
Class D Shares	N/A	$310,807	$310,807
Class I Shares	$69,333,517	$(16,767)	$69,316,750
Class N/R6 Shares(1)	$281,118	$(231,118)	$50,000(2)
Class R Shares	N/A	$50,000(2)	$50,000(2)
Class S Shares	N/A	$50,000(2)	$50,000(2)
Class T Shares	N/A	$50,000(2)	$50,000(2)
Net Asset Value Per Shares
Class A Shares	$12.46	-	$12.46
Class C Shares	$12.33	-	$12.33
Class D Shares	N/A	-	$12.46
Class I Shares	$12.46	-	$12.46
Class N/R6 Shares(1)	$12.47	-	$12.47
Class R Shares	N/A	-	$12.46

	Henderson Dividend & Income Builder Fund (Target Fund)*	[Pro Forma Adjustments]	Janus Henderson Dividend & Income Builder Fund (Acquiring Fund) (pro forma after Merger)
Class S Shares	N/A	-	$12.46
Class T Shares	N/A	-	$12.46
Shares Outstanding
Class A Shares	2,137,602	(622)	2,136,980
Class C Shares	2,772,216	(419)	2,771,797
Class D Shares	N/A	24,944	24,944
Class I Shares	5,564,938	(1,346)	5,563,592
Class N/R6 Shares(1)	22,548	(18,539)	4,009(2)
Class R Shares	N/A	4,013(2)	4,013(2)
Class S Shares	N/A	4,013(2)	4,013(2)
Class T Shares	N/A	4,013(2)	4,013(2)

*	Target Fund shareholders of any class who own their shares directly with the Target Fund and not through a third-party intermediary will have their Acquiring Fund shares received in the Merger exchanged for Acquiring Fund Class D Shares after the Merger.

(1)	Holders of Class R6 Shares of a Target Fund will receive Class N Shares of the corresponding Acquiring Fund in connection with the Mergers.

(2)	Reflects contribution by Janus Capital of seed capital for such class of shares. Such contribution is anticipated to occur at the time of the Merger.